Exhibit 99.6


                       WEIS MARKETS SHAREHOLDERS COMMITTEE
              REITERATES CALL FOR COMPANY TO EXPLORE ALL OPTIONS TO
            MAXIMIZE SHAREHOLDER VALUE INCLUDING MERGER OPPORTUNITIES


News Release

For Immediate Release                        Contact: David W. Schuster
                                                      The Torrenzano Group
                                                      (212) 681-1700 ext.103


SUNBURY, Pa.--Dec. 2, 1999--Certain members of the Weis family and related trusts and foundations (the Shareholders Committee) holding approximately 41% of the outstanding shares of Weis Markets, Inc. (NYSE: WMK) today reiterated their call for the company to explore all options to maximize shareholder value including merger opportunities.

Janet Weis and Sidney Apfelbaum, on behalf of the Shareholders Committee stated, "We are at an important stage in the company's history. We seek full inclusion of all principal shareholders and their representatives in a constructive dialogue on the merits of all opportunities to maximize shareholder value while protecting the interests of employees and the local community. Accordingly, we request a prompt meeting - within the next several days - of the representatives of all principal shareholders. We urge the company to begin a fair and open process.

"We are united in our conviction that any transaction must be fair to all shareholders and properly protective of employees and the communities the company serves. We have no interest in a transaction that would provide for the sale of our shares that would not also include all other shareholders.

"This process must start by examining the full range of strategic options available to Weis Markets and cannot exclude potential merger combinations. As competitive conditions in the industry continue to undergo dramatic change through rapid consolidation, it is our belief that now is the wrong time - as the company suggests - to ignore the opportunity to seek a strategic partner for Weis Markets.

"During the past five years, representatives of certain individual members of the Shareholders Committee have independently and informally encouraged Weis Markets to consider a business combination as a way to maximize shareholder value. During this same period of time, Weis Markets dramatically under-performed the S&P 500 and witnessed an unprecedented level of consolidation in the food retailing industry. The Shareholders Committee is clearly disappointed that, after less than 48 hours consideration, the management of Weis Markets - without even convening a board meeting - summarily dismissed the formal request of 41% of its shareholders to give serious consideration to a business combination or merger transaction. We strongly believe, given the dramatic changes underway in food retailing, that such a transaction could be in the best interests of all shareholders. We will continue to pursue action to ensure that this alternative is fully explored.

"It is particularly noteworthy that after our initial call on management to maximize shareholder value, Weis Markets stock price reached an all time high of above $42 a share - clearly reflecting the conviction of the financial markets that the course we propose is solidly in the best interests of all shareholders."

Weis Markets, Inc. is based in Sunbury, Pennsylvania and operates approximately 164 stores in six states: Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. Brothers Harry Weis and Sigmund Weis founded the company in 1912. Weis Markets conducted its initial public offering in 1965. Sigmund Weis's son, the late Sigfried Weis, was a member of the company's Board of Directors from 1947 until 1995, became President of the company in 1961 and was Janet Weis's husband.

The Shareholders Committee is comprised of Janet C. Weis and descendants of Janet and Sigfried Weis and their families, a family partnership and the trustees of family trusts and foundations, including Michael M. Apfelbaum and Joseph I. Goldstein, who also serve as directors of Weis Markets.